Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

04045707

2004 OCT 25 A 11:52
RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6th October 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Hongkong Land Holdings Limited
2004 Interim Dividend

We enclose for your information a notification dated 6th October 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
NOV 01 2004

Neil M McNamara
Group Corporate Secretary

encl.

10/25

S:\Win\Hongkong Land\Ltr-Memo\10.doc

Regulatory Announcement

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Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Dividend
Released	10:17 06-Oct-04
Number	7699D

HONGKONG LAND HOLDINGS LIMITED

2004 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2004 interim dividend of the above Company. The dividend will be paid on 20th October 2004.

2004 interim dividend per share:	US cents 2.00
GBP equivalent:	1.1223 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

6th October 2004

www.hkland.com

END

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